PARSONS LAW FIRM

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James B. Parsons*                                                                                             e-mail firm-info@parsonslaw.biz                                                                                        *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

FILED ON EDGAR CORRESPONDENCE ONLY

July 26, 2005

Mr. Steven Jacobs

Mr. John Forgione

Accounting Branch

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:     Klondike Star Mineral Corporation

          Form 10-KSB for the year ended February 28, 2005

          Filed June 15, 2005

          File No. 000-30965

Dear Sirs:

This letter is in response to your comment letter dated June 23, 2005, with regard to the Form 10KSB filing of Klondike Star Mineral Corporation, a Delaware corporation ("Company"). Responses have been keyed to your comment letter.

Form 10-KSB for the year ended February 28, 2005

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1.    The auditor's report will be revised as requested, and will include all periods audited, when Form 10-KSB/A is filed.

Note 7, Stock-Based Compensation and Stock Options

2.       The terms for the stock options granted during the year are as follows:

                              Grant date: July 24, 2004

                              Number of options - 1,200,000 stock options

Exercise Price- Options are exercisable at $2.50 per share. When exercised, the optionee is required to pay $1.00 per option to the optionor for the option and $2.50 for the share underlying the option.

Vesting period - Stock options vest on a straight line method over a 5 year period.

Fair value of common stock on the date of grant - $3.10/share

Estimated fair value of options - $0.11 calculated as follows:

Equity Price - $3.10

Strike Price - $2.50

Volatility - 12.41%

Rate/year - 4.5%

Term - 5 years

The Company utilized Black Scholes to calculate the value of the options at $1.11 per option. The optionee is required to pay $1.00 for the purchase of the underlying stock option and therefore the compensatory value of the option is $0.11 per option. The value recorded by the Company is calculated by multiplying the number of options that had vested during the period by $0.11 per option (140,000 X $0.11 = $15,400).

All future filings will include a clarification of all stock options granted as requested.

Disclosures under Items 5 and 10 have been reconciled with this information.

3.       The Company calculated volatility based upon its historical prices. Please see attached volatility schedule calculation.

Item 13. Exhibits

4.       Exhibit 31 Certification and Item 8A have been revised to reflect the language exactly as set forth in Item 610(b)(31) of Regulation SB, and will be filed when Form 10-KSB/A is filed

We will file the amended 10-KSB after the Commission has had an opportunity to review this letter and the attachments. The Company understands that Commission may have additional comments after review of this letter, and/or after review of the Form 10-KSB/A when filed. Please direct any further comments to this office, and feel free to call us at any time.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:

cc: Client